AMBOW EDUCATION HOLDING LTD.
10080 N. Wolfe Rd.
Suite SW3-200
Cupertino, CA 95014
United States of America
Telephone: 1-619-684-8954

November 26, 2025

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Rucha Pandit

Re:	Ambow Education Holding Limited Registration Statement on Form F-3 File No. 333-291011

Dear Ms. Pandit:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 5:00pm Eastern Time on December 1, 2025 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

AMBOW EDUCATION HOLDING LIMITED

By:	/s/ Jin Huang
	Name:	Dr. Jin Huang
	Title:	Chairman and Chief Executive Officer